Exhibit (a)(1)

July 15, 2005

Dear Shareholders:

I am pleased to inform you that US Unwired Inc. (“US Unwired”) entered into an Agreement and Plan of Merger, dated as of July 10, 2005, with Sprint Corporation (“Sprint”) and UK Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Sprint, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of US Unwired common stock for $6.25 per share, net to the seller in cash.

There are several conditions to the completion of the tender offer, including that at least a majority of shares of our common stock on a fully-diluted basis be tendered and not withdrawn prior to the expiration of the offer. There are also certain regulatory approvals and other customary conditions to the tender offer that must be satisfied.

If the tender offer is completed and certain other customary conditions are satisfied, Purchaser will be merged with and into US Unwired, and any shares of our common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $6.25 per share.

Your Board of Directors unanimously (1) determined the merger agreement and the transactions contemplated thereby, including the tender offer and the merger are fair to and in the best interests of US Unwired and the US Unwired shareholders, (2) adopted, authorized and approved the merger agreement, the merger and the transactions contemplated by the merger agreement, (3) recommended that our shareholders approve the merger agreement and the merger and (4) recommended that our shareholders accept the tender offer and tender their shares to Purchaser pursuant to the tender offer.

In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors, including the material factors set forth in our Solicitation/Recommendation Statement on Schedule 14D-9. As noted in the Schedule 14D-9, Evercore Group Inc. has delivered a written opinion to the Board of Directors stating that the consideration to be received by our shareholders in the offer and the merger is fair, from a financial point of view, to our shareholders. A copy of the written opinion, describing the assumptions made, matters considered and review undertaken by Evercore is attached to our Schedule 14D-9 as Annex II.

Accompanying our Schedule 14D-9 are UK Acquisition Corp.’s offer to purchase, dated July 15, 2005, a letter of transmittal for use in tendering your shares of our common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before deciding whether to tender your shares of our common stock.

Your Board of Directors and the management and employees of US Unwired thank you for your continued support.

Sincerely,

Robert Piper

President and Chief Executive Officer